UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3 )*

Neogenomics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64049M209
(CUSIP Number)

May 14, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c) - Kinderhook Partners, LP; Kinderhook GP, LLC; Tushar Shah, Stephen J. Clearman
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2 )*

Neogenomics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64049M209
(CUSIP Number)

May 14, 2012
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b) – Kinderhook Capital Management, LLC
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64049M209	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSONS

Kinderhook Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,489,297
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,489,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,489,297

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.01%

12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 64049M209	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSONS

Kinderhook GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,489,297
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,489,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING 4,489,297

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.01%

12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 64049M209	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSONS

Stephen J. Clearman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,489,297
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,489,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,489,297

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.01%

12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 64049M209	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSONS Tushar Shah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 4,489,297
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 4,489,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,489,297
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.01%
12.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 64049M209	13G	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSONS Kinderhook Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 4,764,297
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 4,764,297

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,764,297
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.62%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 64049M209	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer: Neogenomics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12701 Commonwealth Drive, Suite 9

Fort Myers, Florida 33913

Item 2(a).	Name of Person Filing:

Kinderhook Partners, LP

Kinderhook GP, LLC

Stephen J. Clearman

Tushar Shah

Kinderhook Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2 Executive Drive, Suite 585

Fort Lee, New Jersey 07024

Item 2(c).	Citizenship:

Kinderhook Partners, LP – Delaware

Kinderhook GP, LLC – Delaware

Stephen J. Clearman – United States of America

Tushar Shah – United States of America

Kinderhook Capital Management, LLC - Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001

Item 2(e).	CUSIP Number: 64049M209

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 64049M209	13G	Page 9 of 11 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

This only applies to Kinderhook Capital Management, LLC. Kinderhook Partners, LP; Kinderhook GP, LLC; Tushar Shah, and Stephen J. Clearman file this statement pursuant to Rule 13d-1(c).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

Ownership as of May 14, 2012 is incorporated herein by reference from items (5) – (9) and (11) of the respective cover pages for Kinderhook Partners, LP; Kinderhook GP, LLC; Tushar Shah; and Stephen J. Clearman of this Schedule 13G. Ownership as of May 31, 2012 is incorporated herein by reference from items (5) – (9) and (11) of the respective cover page for Kinderhook Capital Management, LLC of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

CUSIP No. 64049M209	13G	Page10 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Kinderhook Partners, LP (the “Partnership”) specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Kinderhook GP, LLC (the “General Partner”), is the General Partner of the Partnership. The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Stephen J. Clearman and Mr. Tushar Shah are co-managing members of the General Partner and as a result, Mr. Clearman and Mr. Shah may be deemed to control such entities. In addition, Mr. Clearman and Mr. Shah are co-managing members of Kinderhook Capital Management, LLC (the “Investment Adviser”), which is responsible for making investment decisions on the Partnership’s behalf. Accordingly, Mr. Clearman and Mr. Shah may be deemed to have a beneficial interest in the shares of Common Stock by virtue of their indirect control of the Partnership’s, General Partner’s, and Investment Adviser’s power to vote and/or dispose of the shares of Common Stock. Mr. Clearman and Mr. Shah disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest, if any, therein.

The Investment Adviser specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

5/21/2012
(Date)

/s/ Tushar Shah
(Signature)

Tushar Shah
Name and Title

CUSIP No. 64049M209	13G	Page 11 of 11 Pages

5/21/2012
(Date)

/s/ Stephen J. Clearman
(Signature)

Stephen J. Clearman
Name and Title

5/21/2012
(Date)

/s/ Tushar Shah
(Signature)
Tushar Shah – Managing Member of Kinderhook GP, LLC
Name and Title

5/21/2012
(Date)

/s/ Tushar Shah
(Signature)
Tushar Shah – Managing Member of Kinderhook Partners, LP’s General Partner
Name and Title

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

5/21/2012
(Date)

/s/ Tushar Shah
(Signature)
Tushar Shah, Managing Member of Kinderhook Capital Management, LLC
Name and Title

Page 11 of 11